SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of The Securities Exchange Act of 1934

Lightstone Value Plus Real Estate Investment Trust, Inc.
(Name of Subject Company (Issuer))

Lightstone Value Plus Real Estate Investment Trust, Inc.
(Name of Filing Person (Offeror))

Common Stock,
$0.01 Par Value Per Share
(Title of Class of Securities)

53227A103
(CUSIP Number of Class of Securities)

Joseph E. Teichman, Esq.
c/o The Lightstone Group
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Peter M. Fass, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036-8299
Tel: (212) 969-3000
Fax: (212) 969-2900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$20,000,000.00(a)	$2,322.00(b)

(a)      Calculated as the aggregate maximum purchase price to be paid for 2,040,816 shares in the offer, based upon a price per share of $9.80, which represents 100% of the net asset value per share as of December 31, 2010.

(b)      Calculated as $116.10 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,322.00

Form or Registration No: Schedule TO

Filing Party:  Lightstone Value Plus Real Estate Investment Trust, Inc.

Date Filed: October 3, 2011

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Schedule TO

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO initially filed by Lightstone Value Plus Real Estate Investment Trust, Inc., a Maryland corporation (the “Trust”), with the Securities and Exchange Commission on October 3, 2011, relating to its tender offer  to purchase up to 2,040,816 shares of its issued and outstanding shares of common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated October 3, 2011 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), at a price per share of $9.80, net to the tendering stockholder, in cash, less any applicable withholding taxes and without interest.  The Offer expired at 12:00 Midnight, Eastern Standard Time, on December 1, 2011.  2,040,816 shares of the Trust’s common stock were validly tendered and not properly withdrawn, which the Trust purchased from tendering stockholders at a price of $9.80 per share, or an aggregate amount of approximately $20 million.

The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby supplemented and amended to the extent specifically provided for herein.

Item 11. Additional Information.

On December 19, 2011, the Trust issued a press release announcing the final results of the Offer.  A copy of the press release is filed as Exhibit (a)(7) and is incorporated herein by reference.

Item 12.	Exhibits

See Exhibit Index immediately following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIGHTSTONE VALUE PLUS REAL ESTATE
INVESTMENT TRUST, INC.

	By:	/s/ David Lichtenstein
Name David Lichtenstein
Title: Chief Executive Officer and Chairman of the Board

Dated: January 4, 2012

Exhibit List

(a)(1)	Offer to Purchase, dated October 3, 2011**

(a)(2)	Form of Letter of Transmittal**

(a)(3)	Text of Letter to Stockholders of the Trust dated October 3, 2011**

(a)(4)	Letter to Custodians**

(a)(5)	Letter to Clients for use by Custodians**

(a)(6)	Press Release dated October 3, 2011**
(a)(7)	Press Release dated December 19, 2011*
(b)-(h)	Not applicable.

*	Filed herewith.

**	Previously filed as an exhibit to the Schedule TO, filed on October 3, 2011.